17009981

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
406

SECUR... Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RSA BATTLEHOUSE TOWER, 11 NORTH WATER STREET, SUITE 21290
(No. and Street)

MOBILE	AL	36602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP 678-679-8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY CPAS PC
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER STREET, SUITE 4	MARIETTA	GA	30006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC WHITEHEAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

Notary Public State At Large
My Commission Expires

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR FINANCIAL SERVICES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2016

With Report of Independent Registered Public Accounting Firm

HARBOR FINANCIAL SERVICES, LLC
Financial Statements for the Year Ended December 31, 2016
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Harbor Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Harbor Financial Services, LLC's financial statements. The supplemental information is the responsibility of Harbor Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 28, 2017

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS

Cash and cash equivalents	$	1,411,302
Commissions receivable		294,169
Receivables from reps		23,268
Accounts receivables		15,077
Property and equipment, at cost, less accumulated depreciation and amortization of 79,378		-
Prepaid expenses and other assets		89,614
Total assets	$	1,833,430

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable	$	505,783
Accounts payable and accrued expenses		332,828
Total liabilities		838,611
Members' equity		994,819
Total liabilities and members' equity	$	1,833,430

The accompanying notes are an integral part of these financial statements.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES		
Commissions	$	6,602,491
Investment advisory fees		3,002,271
Representative fees		467,601
Other income		38,236
Total revenues		10,110,599
EXPENSES		
Compensation and benefits		8,412,814
Clearing fees		280,431
Communications		15,176
Professional fees		181,796
Occupancy		117,786
Regulatory fees		36,866
Settlements		39,305
Trade error		174,603
Travel and entertainment		4,125
Other operating expenses		524,237
Total expenses		9,787,139
NET INCOME	$	323,460

The accompanying notes are an integral part of these financial statements.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2016

Balance, December 31, 2015	$ 1,146,506
Member's Distributions	(475,147)
Net Income	323,460
Balance, December 31, 2016	$ 994,819

The accompanying notes are an integral part of these financial statements.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 323,460
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,953
Changes in operating assets and liabilities	
Commissions receivable	51,468
Receivable from reps	75,353
Accounts receivable	71,640
Prepaid expenses	(15,276)
Accounts payable and accrued expenses	188,649
Commissions payable	242,616
Net cash provided by operating activities	942,863
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' Distributions	(475,147)
Net cash used in financing activities	(475,147)
NET CHANGE IN CASH AND CASH EQUIVALENTS	467,716
CASH AND CASH EQUIVALENTS:	
Beginning of period	943,586
End of period	$ 1,411,302

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Harbor Financial Services, LLC (the "Company"), an Alabama limited liability company organized in December 2004, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and other various exchanges. The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to the members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. There were no cash equivalents at December 31, 2016.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Revenue Recognition: The Company has commissions on trading. The revenues from trading is recognized as earned, normally on settlement date, which is 2 days after trade date. Investment advisory fees are billed quarterly in advance and amortized over the quarter as earned. Representative fees are expenses that are reimbursed by its registered representatives when incurred. The Company is evaluating new revenue recognition standards and will implement as required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Receivables from Representatives: The Company records receivables from representatives at net realizable value. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2016 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Commissions Receivables: Represents amount due from its clearing broker, 12b-1 fees, and insurance commissions, all of which is considered collectible.

Accounts Receivables: Represents receivable from an insurance claim, registered representatives for rent, and overhead, all of which is considered collectible.

Compensated Absences: Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absenses, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be between three and seven years.

Subsequent Events: The Company has performed an evaluation of subsequent events through February 28, 2017, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $733,141, which was $633,141 more than its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.14 to 1.0.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE D - FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2016		
Furniture and office equipment	$	79,378
Accumulated depreciation		(79,378)
Property and equipment, net	$	-

Depreciation expense for the year ended December 31, 2016 amounted to $4,953.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2016 are approximately listed as follows:

2017	$	86,241
2018		90,780
	$	177,021

Rent expense for 2016 totaled $117,786 and is included in the occupancy expense line item on the Statement of Operations.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution 401(k) plan, open to all employees who have at least one year of service and are age twenty one or older, subject to a minimum threshold of one thousand hours worked per calendar year. The Plan provides for a 100% match on the first 3% of employee compensation contributed, then 50% match on the next 2% of compensation contributed as defined by the Plan document. The Company's matching contribution to the Plan totaled approximately $21,254 in 2016 and is included in compensation and benefits of the statement of operations. Additional amounts may be contributed at the option of the Company. There were no such discretionary contributions made in 2016.

NOTE G - LEGAL CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, by disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required.

HARBOR FINANCIAL SERVICES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2016

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

HARBOR FINANCIAL SERVICES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
AND AGGREGATE INDEBTEDNESS

December 31, 2016

Net Capital	
Total member's equity qualified for net capital	$ 994,819
Deduction for non-allowable assets:	
Accounts receivable - non-allowable	(168,108)
Prepaid expenses and other assets	(89,614)
Net capital before haircuts	$ 737,097
Haircuts	$ (3,956)
Net capital	$ 733,141
Minimum net capital required (greater than $100,000 or 6 2/3% of aggregate indebtedn	$ 100,000
Aggregate Indebtedness:	
Liabilities	$ 838,611
Minimum net capital based on aggregate indebtedness	$ 55,910
Ratio of aggregate indebtedness to net capital	1.14 to 1.0
Excess net capital	$ 633,141

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN THE AMENDED PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There was no significant difference between net capital in the amended Part IIA of Form X-17A-5 and net captial above.

HARBOR FINANCIAL SERVICES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2016

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2016

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

We have reviewed management's statements, included in Harbor Financial Services, LLC's Annual Exemption Report, in which (1) Harbor Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Harbor Financial Services, LLC stated that Harbor Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 28, 2017

HARBOR
FINANCIAL

EXEMPTION REPORT

Harbor Financial Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 153-3 pursuant to paragraph (k)(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Marc S. Whitehead
President & CEO
February 27, 2017